THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON JUNE 5, 2003 PURSUANT TO A
RULE 201 TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIORA AB (publ)

(Name of Issuer)

Ordinary Shares, par value SEK0.04 per share

(Title of Class of Securities)

09065Q105

(CUSIP Number)

Gilbert Achermann
Straumann Holding AG
Hauptstr. 26d, CH-4437, Waldenburg, Switzerland
+41 61 965 1111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 2401.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No	09065Q105

1.	Names of Reporting Persons Straumann Holding AG

I.R.S. Identification Nos. of persons (entities only) Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power	20,906,882 ordinary shares 20,906,882 ordinary shares 785,000 warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,906,882 ordinary shares 785,000 warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)

13.	Percent of Class Represented by Amount in Row (11)

88.0% of issued and outstanding ordinary shares 98.1% of issued and outstanding warrants

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Schedule 13D relates to ordinary shares, par value SEK0.04 per share (the “Ordinary Shares”), of Biora AB (publ), a corporation organized under the laws of the Kingdom of Sweden (“Biora”). The principal executive office of Biora is located at SE-205 12, Malmö, Sweden.

Item 2. Identity and Background

(a)	This report on Schedule 13D is being filed on behalf of Straumann Holding AG, a corporation organized under the laws of Switzerland (“Straumann”), and its wholly-owned subsidiary, Institut Straumann AG, a corporation organized under the laws of Switzerland (“Institut Straumann”). Straumann has acquired the Ordinary Shares and warrants (the “Warrants”) of Biora in connection with a cash offer (the “Offer”) by Institut Straumann for the entire issued and outstanding share capital of Biora, which was made solely outside the United States.

(b)	Straumann Holding AG, Hauptstr. 26d, CH-4437, Waldenburg, Switzerland.

(c)	Straumann is a leader in the field of implant dentistry.

(d)	None.

(e)	None.

(f)	Switzerland.

Item 3. Source and Amount of Funds or Other Consideration

The Ordinary Shares and Warrants which are beneficially held by Straumann have been tendered by shareholders of Biora in connection with the Offer. Under the terms of the Offer, Straumann agreed to pay SEK17.00 per Ordinary Share and SEK1.50 per Warrant tendered. The Offer became unconditional on May 26, 2003 at which point the Offer the tenders of Ordinary Shares and Warrants could no longer be withdrawn. As of May 26, 2003, 20,669,462 Ordinary Shares and 785,000 Warrants were tendered to, and committed to be purchased by, Straumann for a total consideration of approximately SEK352 million. As of June 4, 2003, an additional 237,420 Ordinary Shares have been tendered to, and committed to be purchased by, Straumann for an additional SEK4,036,140. The settlement of the Offer, by which Straumann (under Swedish law) becomes the registered owner of the Ordinary Shares and Warrants tendered commenced on June 3, 2003.

The consideration for the purchase of the Ordinary Shares and Warrants by Straumann has been funded through its existing cash resources and available credit facilities.

Item 4. Purpose of Transaction

Rationale for the Acquisition of Biora

The management of Straumann believes the acquisition of Biora is a further important milestone in building Straumann’s dental tissue regeneration business, a strategic effort which started with the acquisition of Kuros Therapeutics in the beginning of 2002, and was strengthened towards the end of 2002 through an exclusive license and supply agreement with Nektar Corporation.

Straumann’s management expects that Biora’s technology platform in Enamel Matrix Derivative (EMD) proteins will complement Straumann’s proprietary, hydrogel-based carrier technology. This combination is expected to accelerate Straumann’s development of both simple-to-use and active, growth-inducing tissue regeneration products for use in relation with oral implantology. Straumann’s management expects to be able to leverage its carrier technology in periodontal and other applications, and to fully develop the potential of oral regenerative products.

The management of Straumann also sees an excellent fit between its oral implantology business and Biora’s strong position in the periodontal tissue regeneration market, since the customer bases of the two companies are very similar. Straumann expects that it will further be able to build on Biora’s highly qualified sales force, which will add expertise on sales of regenerative products in key markets.

Straumann is pleased with the research and development competence and the production know-how of Biora and intends to continue to build on the operations in Malmö. Given the complementary nature of the organizations and the future potential of the combined businesses, Straumann intends to maintain Biora largely in its current form.

The Offer

The Ordinary Shares and Warrants which are the subject of this report have been acquired in connection with the Offer. On May 26, 2003, approximately 87.0% of the issued and outstanding Ordinary Shares and 98.1% of the issued and outstanding Warrants had been tendered. The Offer was extended through June 6, 2003. As of June 4, 2003, Straumann had the right to acquire approximately 88.0% of the Ordinary Shares issued and outstanding and no further Warrants had been tendered.

Compulsory Acquisition

In the event that Straumann becomes the owner of Ordinary Shares in Biora representing more than 90% of the total number of Ordinary Shares and votes in Biora, Straumann intends, directly or through a wholly-owned subsidiary, to commence compulsory acquisition under the Swedish Companies Act (1975:1385) in order to acquire the remaining Ordinary Shares in Biora as soon as practicable after the completion of the Offer. Delisting of Biora’s Ordinary Shares from the Stockholm Stock Exchange will also be sought.

The price to be paid in the compulsory acquisition will be set by an arbitration tribunal and may not be the same price as was provided in the Offer. In addition, under Swedish law, Straumann may be granted effective ownership of the Biora Ordinary Shares upon depositing appropriate security for the price, interest and costs under the compulsory acquisition after four to six months. Settlement of the compulsory acquisition procedures will, however, normally not be completed until at least a year from the initiation.

Termination of Registration under Section 12 of the Securities Exchange Act of 1934

One December 9, 2002, Biora terminated its sponsored American Depositary Receipt program. At such time as the number of Biora’s shareholders in the United States falls below 300, Straumann intends to cause Biora to file a Form 15 with the Commission for the purpose of deregistering the Ordinary Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

(a)	The information provided in response to questions 7, 9, 11 and 13 of the cover page to which this report relates are incorporated herein by reference.

(b)	The information provided in response to questions 9 and 11 of the cover page to which this report relates are incorporated herein by reference.

(c)	The Ordinary Shares and Warrants which are beneficially held by Straumann have been tendered by shareholders of Biora in connection with the Offer. Under the terms of the Offer, Straumann agreed to pay SEK17.00 per Ordinary Share and SEK1.50 per Warrant tendered. On May 26, 2003, the Offer became unconditional with respect to the Ordinary Shares and Warrants tendered on or prior to that date. As of May 26, 2003, 20,669,462 Ordinary Shares and 785,000 Warrants were tendered to, and committed to be purchased by, Straumann for a total consideration of approximately SEK352 million. As of June 4, 2003, an additional 237,420 Ordinary Shares have been tendered to, and committed to be purchased by, Straumann for an additional SEK4,036,140.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Agreement between Straumann and Biora

On April 6, 2003, Straumann entered into an agreement, governed by Swedish law, with Biora to launch the Offer. Straumann’s obligation to commence the Offer was conditional upon (i) Biora’s board of directors approving and recommending the Offer, (ii) the execution and delivery of an irrevocable undertaking from the Sjätte AP-fonden (“Sjätte”) and Skytrack Investments N.V. (“Skytrack” and together with Sjätte, the “Selling

Shareholders”) and (iii) Straumann’s board of directors approving the Offer. In addition, the agreement requires that (a) Biora use commercially reasonable efforts to fulfil its commitments set out in the agreement, (b) Straumann comply with the provisions of the Swedish Takeover Code, (c) Biora’s board of directors sign and approve the Biora annual report for 2002 prior to the launch of the Offer and (d) Biora keep transactional costs (including, without limitation, advisers’ fees, transaction bonuses to management, social charges and certain other fees) below a certain level. The agreement also provides for exclusivity between the parties subject to, among other things, the satisfaction of fiduciary duties by Biora’s board of directors.

Irrevocable Undertaking dated April 6, 2003

Pursuant to a letter dated April 6, 2003 (the “Letter”), the Selling Shareholders entered into an agreement with Straumann to tender all of their Ordinary Shares no later than five business days from the first day of the acceptance period for the Offer. As of April 6, 2003, Sjätte owned 4,715,940 Ordinary Shares and Skytrack owned 1,070,121 Ordinary Shares, which together represented approximately 24% of the issued and outstanding Ordinary Shares. To the extent any competing offer for the Ordinary Shares and other securities of Biora is launched and such offer is on terms more favorable to Biora shareholders than the Offer, the undertakings and agreements in the Letter will no longer apply to the Selling Shareholders. However, Straumann is entitled to match such competing offer within three business days, in which case the undertakings and agreements contained in the Letter will continue to bind the Selling Shareholders. The first day of the acceptance period for the Offer was April 29, 2003 and, as of the date hereof, no competing offer for Biora on terms more favorable than the Offer has been launched. The Letter is filed as an exhibit hereto and is incorporated herein by reference.

Offer Document dated April 25, 2003

Pursuant to an offer document dated April 25, 2003 (the “Offer Document”), Institut Straumann, a wholly-owned subsidiary of Straumann, launched the Offer to acquire all of the issued and outstanding Ordinary Shares and Warrants. The Offer Document has been registered with the Swedish Financial Supervisory Authority, although registration does not imply that the Swedish Financial Supervisory Authority guarantees the accuracy or completeness of the factual information contained in the Offer Document. Among other things, the Offer Document includes (i) a statement by Biora’s board of directors recommending the Offer, (ii) the conditions for the Offer, (iii) business and financial information regarding Biora and (iv) a summary description of Straumann. The Offer Document provides that the Offer is conditional on Biora shareholders tendering 90% of the Ordinary Shares and votes to Straumann and the Offer not being materially adversely affected by applicable law, any decisions by courts or authorities or other circumstances beyond Straumann’s control. On May 26, 2003, the Offer became unconditional with respect to the Ordinary Shares and Warrants tendered on or prior to that date. The Offer Document is filed as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1.	Agreement dated April 6, 2003 entered into between Biora AB (publ) and Straumann Holding AG

Exhibit 99.2.	Irrevocable Undertaking dated April 6, 2003 entered into among Sjätte AP-fonden, Skytrack Investments N.V. and Straumann Holding AG

Exhibit 99.3.	Offer Document dated April 25, 2003 relating to the cash offer by Institut Straumann AG, a wholly-owned subsidiary of Straumann Holding AG, for the all of the issued and outstanding ordinary shares and warrants of Biora AB (publ)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5 June 2003

	By:	/s/ Gilbert Achermann Name: Gilbert Achermann Title: CEO